SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

21 December 2007

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: (Date)	By:	/s/ Rolf Soderstrom
Rolf Soderstrom
Finance Director

Protherics PLC

Notification of Major Interests in Shares

London, UK; Brentwood, TN, US: 21 December 2007 - Protherics PLC (“Protherics” or the “Company”), the international biopharmaceutical company focused on critical care and cancer, announces that on 20 December 2007, in accordance with the Transparency Obligations Directive, a notification of interest in the ordinary share capital of the Company was received from AXA Investment Managers UK Limited on behalf of AXA S.A. and its Group Companies (“AXA”). The notification follows an increase in the Indirect holding of AXA. Details of the interest notified are as follows:

1. Reason for the notification (please tick the appropriate box or boxes)
An acquisition of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify):
2. Full name of person(s) subject to the notification obligation:	AXA S.A., 25 Avenue Matignon, 75008 Paris and its group of companies.
3. Full name of shareholder(s) (if different from 2.):
4. Date of the transaction (and date on which the threshold is crossed or reached if different):	18 December 2007
5. Date on which issuer notified:	19 December 2007
6. Threshold(s) that is/are crossed or reached:	14%
7. Notified details:

A: Voting rights attached to shares
Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights
			Direct	Direct	Indirect	Direct	Indirect
0702920	43,726,012	43,726,012	741,666	741,666	48,854,003	0.22%	14.36%

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)
Number of voting rights	% of voting rights
49,595,669	14.58%

8. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :
Name of Company/Fund	Number of Shares	% of issued share capital
AXA UK Investment Co ICVC UK Smaller Companies Fund Indirect	551,929	0.16224
Sun Life Pensions Management Ltd Direct	25,000	0.00735
Sun Life Unit Assurance Ltd FTSE All Share Tracker Direct	53,913	0.01585
Sun Life Pensions Management FTSE All Share Tracker Direct	294,874	0.08668
AXA Framlington SEI UK Equity Indirect	750,000	0.22046
AXA Framlington St James Place Exempt (Pens) Fund Indirect	1,600,000	0.47031
AXA Framlington St James Place Net (Life) Fund Indirect	1,800,000	0.52910
AXA Framlington St James Place Offshore Fund Indirect	400,000	0.11758
AXA Framlington Daimler Chrysler Indirect	600,000	0.17637
AXA Framlington Throgmorton Trust Indirect	3,120,333	0.91720
AXA Framlington UK Select Ops Indirect	15,013,453	4.41308
AXA Framlington Equity Income Indirect	13,753,131	4.04262
AXA Framlington Managed Balanced Indirect	2,000,000	0.58788
AXA Framlington UK Smaller Companies Indirect	1,500,000	0.44091
AXA Framlington BAE Systems Pensions Fund CIF Trustees Indirect	500,000	0.14697
AXA Framlington BAE Systems 2000 Pensions Fund Indirect	220,000	0.06467
Framlington onshore private clients Indirect	6,820,157	2.00473
Axa Sun Life With Profits Passive Direct	226,817	0.06667
Sun Life Ass With Profits Passive Direct	141,062	0.04146
AXA Framlington St James Place Internal Equity & Income UT Indirect	225,000	0.06614
Total Direct Total Indirect	741,666 48,854,003	0.21801 14.36024
TOTAL	49,595,669	14.57825

Proxy Voting:
9. Name of the proxy holder:
10. Number of voting rights proxy holder will cease to hold:
11. Date on which proxy holder will cease to hold voting rights:

12. Additional information:

| Ends |

For further information please contact:

Protherics
Nick Staples, Director of Corporate Affairs	+44 (0) 7919 480510
Julie Vickers, Company Secretary	+44 (0)1928 518010

Financial Dynamics – press enquiries
London: Ben Atwell, Lara Mott	+44 (0) 20 7831 3113
New York: John Capodanno, Jonathan Birt	+1 212 850 5600

Or visit www.protherics.com

END